UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: December 1, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: December 1, 2008	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Teck Cominco Limited

Suite 3300

550 Burrard Street

Vancouver, BC

V6C 0B3

2.	Date of Material Change

November 20, 2008

3.	News Release

A press release with respect to the material change described herein was issued by Teck Cominco Limited on November 20, 2008 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR). The press release is attached as Appendix A.

4.	Summary of Material Change

On November 20, 2008, Teck Cominco Limited (the “Company” or “Teck”) announced the first steps in implementing its comprehensive plan to reduce debt. The plan includes suspending the dividend for 2009 on its Class A common shares and Class B subordinate voting shares, which will provide an estimated annual savings of approximately $486 million.

5.	Full Description of Material Change

This material change report contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario) and comparable legislation in other jurisdictions. Please refer to the cautionary statement in the attached press release under the heading “Forward Looking Statements”.

On November 20, 2008, Teck announced the first steps in implementing its comprehensive plan to reduce debt. The plan includes suspending the dividend for 2009 on its Class A common shares and Class B subordinate voting shares, which will provide an estimated annual savings of approximately $486 million.

The Company also reduced budgeted capital expenditures by $730 million and has taken other steps to reduce expenditures and increase cash flow. Teck has already paid down US$210 million of the bridge loan incurred to fund its acquisition of all of the assets of Fording Canadian Coal Trust, which closed on October 30, 2008. Teck also announced the sale of its interest in the Lobo-Marte gold property in Chile and a reduction in zinc production and increase in power sales at the Trail, British Columbia metallurgical complex.

Sustaining Capital: Spending will be reduced to approximately $250 million for 2009, down from a forecast of $580 million for 2008, on a comparable combined company basis. Teck's operations have been well capitalized in recent years, creating an opportunity to defer sustaining capital costs while ensuring operations are maintained to a high standard.

Development Project Capital: Excluding the Fort Hills Project, spending will be reduced to approximately $250 million for 2009, down from $650 million forecast for 2008. The budget for 2009 will allow the Company to complete projects key to Teck's long-term strategy, including the Andacollo concentrate project in Chile. Capital costs at Andacollo for 2009 are estimated at $160 million and, when completed in late 2009 or early 2010, the mine is expected to quadruple its current copper production and add significant gold by-product credits. The Company will devote only nominal funding to studies on its other existing growth projects.

Fort Hills: The announcement on November 17, 2008 by the Fort Hills Partnership to defer a decision on the mine-only project and put the planned Sturgeon upgrader on hold will significantly reduce Teck's capital spending for 2009.

Petaquilla: Teck has elected to withdraw from the Petaquilla copper project in Panama and therefore has no funding obligations in respect to this project. The Company will record a pre-tax, non-cash charge to earnings of $26 million in the fourth quarter.

Tax Recoveries: As a result of the Fording transaction, Teck expects to recover approximately $1.1 billion of cash taxes previously paid. Of this total, $165 million has been recovered to date and the balance is expected by the end of the second quarter of 2009. In addition, the tax deductions arising as a result of Teck's acquisition of Fording's assets are expected to exceed the Company's Canadian sourced taxable income for several years and, accordingly, Teck will not be required to make Canadian income tax instalments during that period.

Trail Zinc Operations: The Trail metallurgical complex is reducing its refined zinc production by approximately 4,000 to 5,000 tonnes per month effective immediately in response to changing market conditions. This 20% reduction in production will still leave us with sufficient metal to meet customer needs. The duration of this curtailment depends on market conditions, but will likely continue for at least six months. This production curtailment will also reduce the operation's need for zinc concentrates.

Lead production at Trail's smelter will not be affected. Power sales are anticipated to increase by about 15 GWh per month during this period and this will improve Trail's profitability.

Operating Costs: Teck is also targeting significant reductions in its general and administrative, exploration and research and development expenses. All operations will be pursuing opportunities to reduce costs and improve margins.

Coal Update: Global steel production is falling and, as a consequence, Teck expects that coal sales volumes for the balance of 2008 and in 2009 will be affected. As expected with these market conditions, Teck has now received notification from a small number of customers indicating their desire to defer some of their contracted volumes for the 2008 coal year. Teck will be discussing the implications of these requests with customers, relative to their legal obligations under the contracts in place, in order to optimize its ability to balance production with demand. Accordingly, Teck now expects that coal sales for 2008 will be near the lower end of the range of its guidance of 23 to 25 million tonnes.

Asset Sales: Teck has reached an agreement to sell its 60% interest in the Lobo-Marte gold project in Chile to Kinross Gold Corporation for US$40 million in cash and US$70 million in Kinross common shares. Teck will also receive a 1.75% net smelter return royalty in respect of 60% of production from Lobo-Marte, payable at gold prices over US$760 per ounce. Lobo-Marte is owned indirectly as to 60% by an affiliate of Teck and as to 40% by an affiliate of Anglo American. Kinross today announced that it is also acquiring the Anglo American interest in Lobo-Marte. Completion of the transaction is subject to a number of conditions, including completion of definitive documentation. The transaction is expected to close by year-end. Teck expects to record a pre-tax gain of approximately $135 million on the transaction.

Beyond these first steps, the Company continues to actively pursue several other aspects of its comprehensive debt reduction plan, including other asset sales.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Confidentiality is not requested.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Rozee, Senior Vice President, Commercial Affairs of Teck Cominco Limited at the above-mentioned address or by telephone at (604) 699-4076.

9.	Date of Report

November 28, 2008

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this28thday of November, 2008.

TECK COMINCO LIMITED
“Peter Rozee”
By:	Peter Rozee Senior Vice Presisdent, Commerical Affairs

“APPENDIX A”

For Immediate Release	Date: November 20, 2008

08-39-TC

Teck Announces First Steps in Debt Reduction Plan and Update On Coal Market
Suspends Dividend, Reduces Capital Costs, Sells Lobo-Marte

and Reduces Trail Zinc Production

Vancouver – Teck Cominco Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today the first steps in implementing its comprehensive plan to reduce debt. The plan includes suspending the dividend for 2009 on its Class A common shares and Class B subordinate voting shares, which will provide an estimated annual savings of approximately $486 million.

The company also reduced budgeted capital expenditures by $730 million and take other steps to reduce expenditures and increase cash flow. Teck has already paid down US$210 million of the bridge loan incurred to fund the Fording transaction. Teck also announced the sale of its interest in the Lobo-Marte gold property in Chile and a reduction in zinc production and increase in power sales at the Trail, British Columbia metallurgical complex.

“Current global economic and financial market conditions dictate that we take all prudent steps available to us to significantly reduce spending,” said Don Lindsay, President and CEO. “The measures announced today, combined with previously announced tax savings, amount to $2.4 billion and should significantly enhance our ability to address our near-term debt obligations and better position Teck to refinance the bridge loan when conditions improve.”

Sustaining Capital: Spendingwill be reduced to approximately $250 million for 2009, down from a forecast of $580 million for 2008, on a comparable combined company basis. Teck’s operations have been well capitalized in recent years, creating an opportunity to defer sustaining capital costs while ensuring operations are maintained to a high standard.

Development Project Capital: Excluding the Fort Hills Project, spending will be reduced to approximately $250 million for 2009, down from $650 million forecast for 2008. The budget for 2009 will allow the company to complete projects key to Teck’s long-term strategy, including the Andacollo concentrate project in Chile. Capital costs at Andacollo for 2009 are estimated at $160 million and, when completed in late 2009 or early 2010, the mine is expected to quadruple its current copper production and add significant gold by-product credits. The company will devote only nominal funding to studies on its other existing growth projects.

Fort Hills: The announcement earlier this week by the Fort Hills Partnership to defer a decision on the mine-only project and put the planned Sturgeon upgrader on hold will significantly reduce Teck’s capital spending for 2009.

Petaquilla: Teck has elected to withdraw from the Petaquilla copper project in Panama and therefore has no funding obligations in respect to this project. The company will record a pre-tax, non-cash charge to earnings of $26 million in the fourth quarter.

Tax Recoveries: As a result of the Fording transaction, Teck expects to recover approximately $1.1 billion of cash taxes previously paid. Of this total, $165 million has been recovered to date and the balance is expected by the end of the second quarter of 2009. In addition, the tax deductions arising as a result of Teck’s acquisition of Fording’s assets are expected to exceed the company’s Canadian sourced taxable income for several years and, accordingly, Teck will not be required to make Canadian income tax instalments during that period.

Trail Zinc Operations: The Trail metallurgical complex is reducing its refined zinc production by approximately 4,000 to 5,000 tonnes per month effective immediately in response to changing market conditions. This 20% reduction in production will still leave us with sufficient metal to meet customer needs. The duration of this curtailment depends on market conditions, but will likely continue for at least six months. This production curtailment will also reduce the operation’s need for zinc concentrates. Lead production at Trail’s smelter will not be affected. Power sales are anticipated to increase by about 15 GWh per month during this period and this will improve Trail’s profitability.

Operating Costs: Teck is also targeting significant reductions in its general and administrative, exploration and research and development expenses. All operations will be pursuing opportunities to reduce costs and improve margins.

Coal Update: Global steel production is falling and, as a consequence, Teck expects that coal sales volumes for the balance of 2008 and in 2009 will be affected. As expected with these market conditions, Teck has now received notification from a small number of customers indicating their desire to defer some of their contracted volumes for the 2008 coal year. Teck will be discussing the implications of these requests with customers, relative to their legal obligations under the contracts in place, in order to optimize its ability to balance production with demand. Accordingly, Teck now expects that coal sales for 2008 will be near the lower end of the range of its guidance of 23 to 25 million tonnes.

Asset Sales: Teck has reached an agreement to sell its 60% interest in the Lobo-Marte gold project in Chile to Kinross Gold Corporation for US$40 million in cash and US$70 million in Kinross common shares. Teck will also receive a 1.75% net smelter return royalty in respect of 60% of production from Lobo-Marte, payable at gold prices over US$760 per ounce. Lobo-Marte is owned indirectly as to 60% by an affiliate of Teck and as to 40% by an affiliate of Anglo American. Kinross today announced that it is also acquiring the Anglo American interest in Lobo-Marte. Completion of the transaction is subject to a number of conditions, including completion of definitive documentation. The transaction is expected to close by year-end. Teck expects to record a pre-tax gain of approximately $135 million on the transaction.

Beyond these first steps, the company continues to actively pursue several other aspects of its comprehensive debt reduction plan, including other asset sales.

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Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario) and comparable legislation in other jurisdictions. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur, or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include statements as to management’s plans concerning the reduction and refinancing of debt incurred in connection with the acquisition of the assets of Fording Canadian Coal Trust, management’s expectations with respect to Teck’s future capital spending and the implications of capital deferral, cost reductions, steel market conditions and coal sales volumes, and management expectations regarding the duration of the reduced zinc production at the Trail metallurgical complex and expectations regarding the Lobo Marte transaction. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, credit market conditions, and future actions of contractual counterparties. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to, risks relating to changes in interest and currency exchange rates, changes in general economic conditions or conditions in commodities, conditions in credit and financial markets, operational risks common to Teck’s mining and processing operations and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc, gold and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at www.teckcominco.com.

For further information, please contact:

Investor Relations Contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Cominco Limited

(604) 699-4014

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